UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Olema Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

60862P106

(CUSIP Number)

Virginia Yee
Logos Global Management LP
One Letterman Drive, Building D, Suite D3-700
San Francisco, CA 94129
Telephone: (415) 801-4660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Logos Global Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,743,875
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,743,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,743,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) IA, PN

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Logos Global Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,743,875
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,743,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,743,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) HC, OO

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Arsani William

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,743,875
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,743,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,743,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) HC, IN

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Graham Walmsley

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 14,943
8. Shared Voting Power 3,743,875
9. Sole Dispositive Power 14,943
10. Shared Dispositive Power 3,743,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,758,818

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) HC, IN

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Logos Opportunities GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,583,875
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,583,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,583,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Logos GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,743,875
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,743,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,743,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 60862P106

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, par value $0.0001 per share (the “Stock”), of Olema Pharmaceuticals, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 512 2nd Street, 4th Floor, San Francisco, California 94107.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Logos Global Management LP (“Logos Global”), Logos Opportunities GP LLC (“Logos Opportunities GP”), Logos GP LLC (“Logos GP”), Logos Global Management GP LLC (“Logos Global GP”), Arsani William and Graham Walmsley (collectively, the “Filers”).

Each Filer disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein.

(b)	The business address of the Filers is One Letterman Drive, Building D, Suite D3-700, San Francisco, California 94129

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Logos Global is an investment adviser to several private investment funds (collectively, the “Funds”). Logos Global GP is the general partner of Logos Global. Logos GP and Logos Opportunities GP are the general partners of the Funds. Logos GP is the manager of Logos Opportunities GP. Dr. William is the controlling person of Logos Global and Logos GP. Dr. William and Dr. Walmsley are the co-portfolio managers of two of the Funds that own the Stock, and Dr. William is the portfolio manager of the other Fund that owns the Stock.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	For citizenship of the Filers, see Item 6 of each Filer’s cover page.

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CUSIP No. 60862P106
Item 3.	Source and Amount of Funds or Other Consideration

Two of the Funds, Logos Opportunities Fund I LP (“Opportunities I”) and Logos Opportunities Fund II LP (“Opportunities II”), acquired 2,583,875 shares of the Stock as a result of the automatic conversion of 1,400,761 shares of Series B Convertible Preferred Stock of the Issuer and 1,183,114 shares of Series C Convertible Preferred Stock of the Issuer immediately on the closing of the Issuer’s initial public offering on November 23, 2020. No additional consideration was paid for those shares of Stock.

A third Fund, Logos Global Master Fund LP (“Master Fund”), acquired 1,160,000 shares of the Stock in the Issuer’s initial public offering for a purchase price of $19.00 per share, or $22,040,000. That Fund paid for such shares from its working capital.

Item 4.	Purpose of Transaction

The Filers are filing this Schedule 13D because Dr. Walmsley is on the Issuer’s board of directors. The Filers acquired the Stock for investment purposes. The Filers will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Stock and other securities, the Issuer’s operations, assets, prospects, financial position, and business development, Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the Filers may take such actions regarding their holdings of the Issuer’s securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional Stock in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the Stock now owned or hereafter acquired by any of them. The Filers also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Stock or pledge their interests in the Stock to obtain liquidity. In addition, from time to time the Filers and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

The Filers have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, the Filers may recommend action to the Issuer’s management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer on the date hereof is reflected on that Filer’s cover page.

Opportunities II acquired 1,183,114 shares of Series C Convertible Preferred Stock of the Issuer on September 30, 2020, for a purchase price of $11.0623 per share, or $13,087,946. Opportunities II acquired 1,183,114 shares of the Stock as a result of the conversion of those share of Series C Convertible Preferred Stock immediately on the closing of the Issuer’s initial public offering on November 23, 2020. Opportunities I acquired 1,400,761 shares of the Stock as a result of the automatic conversion of 1,400,761 shares of Series B Convertible Preferred Stock of the Issuer immediately on the closing of the Issuer’s initial public offering. Master Fund acquired 1,160,000 shares of the Stock in the Issuer’s initial public offering for a purchase price of $19.00 per share, or $22,040,000.

On November 18, 2020, the Issuer granted to Dr. Walmsley options to purchase 64,560 shares of the Stock for a purchase price of $19 per share. Options to acquire 21,520 shares will vest in a series of 12 successive equal monthly installments measured from June 1, 2020, subject to Dr. Walmsley's continuous service through each applicable vesting date. Such shares will vest in full on the date of the Issuer's next annual meeting of stockholders if such stock option is not otherwise fully vested by such date, subject to Dr. Walmsley's continuous service through such vesting date. The remaining options will vest in a series of 36 successive equal monthly installments measured from November 18, 2020, subject to Dr. Walmsley's continuous service through each applicable vesting date. Options to acquire 14,943 shares have vested or will vest in the next 60 days.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

Opportunities I and Opportunities II and certain holders of more than 5% of the Issuer’s outstanding capital stock entered into an Amended and Restated Investor Rights Agreement with the Issuer (the “Rights Agreement”), dated September 30, 2020. Pursuant to the Rights Agreement and subject to the terms and conditions therein, such persons have certain registration rights as set forth below.

Upon the closing of the Issuer’s initial public offering and subject to the lock-up agreements entered into in connection with the initial public offering and federal securities laws, certain holders of shares of the Issuer’s common stock, including Opportunities I and Opportunities II, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act of 1933. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the Rights Agreement and are described in additional detail below. The Issuer will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire no later than three years after the closing of the Issuer’s initial public offering, or with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three-month period.

Demand Registration Rights

Holders of an aggregate of approximately 23.7 million shares of the Issuer’s common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the closing of the Issuer’s initial public offering, the holders of 30% of these shares may request that the Issuer register all or a portion of their shares. The Issuer is not required to effect more than two registration statements which are declared or ordered effective. Such request for registration must cover shares with an anticipated aggregate offering price, net of expenses, of at least $10 million. With certain exceptions, the Issuer is not required to effect the filing of a registration statement during the period starting with the date of the filing of, and ending on a date 180 days following the effective date of the registration statement for this offering.

Piggyback Registration Rights

In the event that the Issuer proposes to register any of its securities under the Securities Act of 1933, either for its own account or for the account of other security holders, the holders of an aggregate of approximately 23.7 million shares of the Issuer’s common stock will be entitled to certain piggyback registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations.

S-3 Registration Rights

Holders of an aggregate of approximately 23.7 million shares of the Issuer’s common stock are entitled to certain Form S-3 registration rights. Holders of 30% of these shares can make a request that the Issuer register their shares on Form S-3 if the Issuer is qualified to file a registration statement on Form S-3 and if the anticipated aggregate offering price, net of expenses, would equal or exceed $2 million. The Issuer is not be required to effect more than two registrations on Form S-3 within any 12-month period.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B Amended and Restated Investor Rights Agreement among the Issuer, Opportunities I, Opportunities II and certain other stockholders, attached as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (No. 333-249748), filed on October 30, 2020, and incorporated herein by reference.

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CUSIP No. 60862P106

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2020

By: /s/ Arsani William	By: /s/ Graham Walmsley
Logos Global Management LP By: /s/ Arsani William	Logos Opportunities GP LLC By Logos GP LLC, its Manager By: /s/ Arsani William
Logos Global Management GP LLC By: /s/ Arsani William	Logos GP LLC By: /s/ Arsani William

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CUSIP No. 60862P106

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Logos Global Management LP, a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: December 3, 2020

By: /s/ Arsani William	By: /s/ Graham Walmsley
Logos Global Management LP By: /s/ Arsani William	Logos Opportunities GP LLC By Logos GP LLC, its Manager By: /s/ Arsani William
Logos Global Management GP LLC By: /s/ Arsani William	Logos GP LLC By: /s/ Arsani William